EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2011 and 2010
(Dollars in thousands)

	March 31,	March 31,
	2011	2010
	(Unaudited)
Earnings:
Net Income	$73,721	$(62,926)
Add:
Provision for income taxes	43,641	(35,686)
Fixed charges	410,490	337,135
Less:
Capitalized interest	(2,106)	(1,474)

Earnings as adjusted (A)	$525,746	$237,049

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$175	$87
Ratio of income before provision for income taxes to net income	159%	157%

Preferred dividend factor on pretax basis	278	137

Fixed Charges:
Interest expense	407,500	334,866
Capitalized interest	2,106	1,474
Interest factors of rents	884	795

Fixed charges as adjusted (B)	410,490	337,135

Fixed charges and preferred stock dividends (C)	$410,768	$337,272

Ratio of earnings to fixed charges ((A) divided by (B))	1.28x	— (a)

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.28x	—

(a)	In the three months ended March 31, 2010, earnings were insufficient to cover fixed charges by $100.1 million due to non-cash impairment and lease related charges aggregating $437.4 million.